Independent Auditors' Report


To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, and Mellon Capital Management/JNL Small Cap Index Fund, funds within JNL Series Trust (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 31, 2002 and during the period from January 15, 2002 (commencement of operations) through October 31, 2002. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002 and for the period from January 15, 2002 through October 31, 2002, with respect to securities transactions:


1) Examination of Mellon Securities Trust Company's (the "Custodian") security position reconciliations for all securities held by sub-custodians and in book entry form;

2) Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3) Inspection of documentation of other securities held in safekeeping by the custodian but not included in 1) and 2) above;

4) Reconciliation between the Funds' accounting records and the custody records as of October 31, 2002 and verified reconciling items;

5) Agreement of pending trade activity for the Funds' as of October 31, 2002 to their corresponding subsequent cash statements;

6) Agreement of trade tickets for 15 purchases and 15 sales for the period from January 15, 2002 (commencement of operations) through October 31, 2002 to the books and records of the Funds noting they had been properly recorded and subsequently settled;

7) We reviewed the Mellon Trust Global Securities SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report) for the period from July 1, 2001 to June 30, 2002 and noted no negative findings were reported in the areas of Safekeeping and Reconciliation; and

8) We inquired of the Custodian who concurred that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately from July 1, 2002 though October 31, 2002.


We believe that our examination provides a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 and for the period from January 15, 2002 through October 31, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

Chicago, Illinois
January 31, 2003

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



We, as members of management of the Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, and Mellon Capital Management/JNL Small Cap Index Fund, funds within JNL Series Trust (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2002 and from January 15, 2002 through October 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 and from January 15, 2002 through October 31, 2002, with respect to securities reflected in the investment accounts of the Funds.



     JNL Series Trust

By:_/s/ Mark Nerud___________
    Mark Nerud, Vice President, Treasurer and Chief Financial Officer